Exhibit 4.25

AGREEMENT

        THIS AGREEMENT (the “Agreement”) is made and entered into as of May __, 2005 (the “Effective Date”) by and between Cornell Capital Partners, LP (“Cornell”), Elbit Vision Systems, Ltd. (“EVS”) and David Gonzalez, Esq, as escrow agent (“Escrow Agent”).

RECITALS:

        WHEREAS, on August 26, 2004 (i) EVS executed a certain Promissory Note (the “Note”) in favor of Cornell in the initial principal amount of Four Million Dollars (US$4,000,000), and (ii) all of the parties hereto entered into a certain Pledge and Escrow Agreement (the “Escrow Agreement); and

        WHEREAS, Butler Gonzalez LP, which acted as Escrow Agent under the Escrow Agreement, assigned its rights and obligations under the Escrow Agreement to David Gonzalez, Esq., pursuant to Section 13 of such Agreement;

        WHEREAS, the parties wish to amend the terms of the Note and have come to certain understandings with respect to certain of the terms of the Escrow Agreement, which they wish to be reflected in this Agreement

        NOW, THEREFORE, in consideration of the mutual covenants and agreements, herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	To amend the terms of the Note as follows:

1.1	Section 2a, of the Note is hereby amended by deletion of the following:

“The principal amount of this Promissory Note (“Note”) shall not accrue interest during the initial 120 days after the date hereof. Interest shall accrue at a rate of 1% per 30 days for the subsequent 90 days thereafter. Interest shall accrue at a rate of 2% per 30 days thereafter.”

1.2.	Section 2b(i), (ii), (iii) and (iv) of the Note are hereby amended by their entire deletion and replacement with the following:

“2b.     Payment Schedule. The remaining amount repayable under this Note is $3,120,000. The Company shall pay the principal amount due hereunder in accordance with the repayment schedule set forth in Schedule A attached hereto. The principal amount shall bear interest per month at a rate equal to the sum of two percent (2%) and the then current Prime Rate, as quoted by the Wall Street Journal four days prior to any payment made by the Company, divided by twelve ({2%+then Prime Rate}/12). “

1.3.	Schedule A hereto, shall become Schedule A to the Note.

1.4.	Except as set forth herein, the provisions of the Note shall remain unchanged and in full force and effect.

2.            Return of Advance Notices The parties acknowledge that forty-two (42) of the advance notices delivered by EVS to the Escrow Agent in accordance with Sections 4.1 and 7 of the Escrow Agreement (the “Advance Notices”), were delivered by the Escrow Agent to Cornell pursuant thereto. The parties hereby agree that upon the Effective Date, the Escrow Agent shall return all seven (7) of the of the Advance Notices remaining unexpired in its possession to EVS, immediately following which all of the Escrow Agent’s obligations under Section 4 and 7 of the Escrow Agreement shall cease. Except as set forth herein, the provisions of the Escrow Agreement shall remain unchanged and in full force and effect.

3. Binding Effect. All of the covenants and obligations contained herein shall be binding upon and shall inure to the benefit of the respective parties, their successors and assigns.

4.           Governing Law; Venue; Service of Process. The validity, interpretation and performance of this Agreement shall be determined in accordance with the laws of the State of New Jersey applicable to contracts made and to be performed wholly within that state except to the extent that Federal law applies. The parties hereto agree that any disputes, claims, disagreements, lawsuits, actions or controversies of any type or nature whatsoever that, directly or indirectly, arise from or relate to this Agreement, including, without limitation, claims relating to the inducement, construction, performance or termination of this Agreement, shall be brought in the state or Federal courts located in Hudson County, New Jersey, and the parties hereto agree not to challenge the selection of that venue in any such proceeding for any reason, including, without limitation, on the grounds that such venue is an inconvenient forum.

5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

6.           Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

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        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

EVS: ELBIT VISION SYSTEMS, LTD. By: /s/ Yaky Yanay Name: __________________________ Title: CFO ESCROW AGENT By: /s/ David Gonzalez Name: David Gonzalez, Esq.	Cornell:

CORNELL CAPITAL PARTNERS, LP

By:    Yorkville Advisors, LLC
Its:    General Partner

By: /s/ Mark Angelo & /s/ Matt Beckman
—————————————————
Name:    Mark Angelo    Matt Beckman
Title: Portfolio Manager Managing Partner

SCHEDULE A

Repayment Schedule